January 17, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          Atlantic American Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 25, 2011
File No. 000-03722

Dear Mr. Rosenberg:

On behalf of Atlantic American Corporation (“we” or the “Company”), we appreciate the letter dated December 23, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K (the “2010 Form 10-K”).  Please find below the Company’s response to the comment issued by the Staff in the Comment Letter.  For your convenience, we have set out the text of the comment from the Comment Letter, followed by the response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, Note 2. Investments, page 37

1.
Regarding the $2,313,000 unrealized losses as of December 31, 2010 of investments in the media sector which include related party investments in Gray Television, Inc., please tell us the evidence you had at the date of filing that a recovery would occur notwithstanding an ability and intent to hold the securities until a market price recovery.  As of December 31, 2010, the carrying value of these securities appeared to have been only 28% of their amortized cost and they appear to have been in a realized loss position for over two years.

RESPONSE:

Under Accounting Standards Codification (“ASC”) 320, an investment is impaired if the fair value is less than the cost.  Impaired investments must be further analyzed to determine whether the impairment is deemed other than temporary.  ASC 320’s guidance on the assessment of other-than-temporary impairments of equity securities is principally through the reference to SEC Topic 5M.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
January 17, 2012

SEC Topic 5M states the following:

The value of investments in equity securities classified as available-for-sale may decline for various reasons. The market price may be affected by general market conditions which reflect prospects for the economy as a whole or by specific information pertaining to an industry or an individual company. Such declines require further investigation by management. Acting upon the premise that a write-down may be required, management should consider all available evidence to evaluate the realizable value of its investment in equity securities classified as available-for-sale.

There are numerous factors to be considered in such an evaluation and their relative significance will vary from case to case. The staff believes that the following are only a few examples of the factors which, individually or in combination, indicate that a decline in value of an equity security classified as available-for-sale is other than temporary and that a write-down of the carrying value is required:

a. The length of the time and the extent to which the market value has been less than cost;

b. The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c. The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

SEC Topic 5M also states that the numerous factors to be considered in such an evaluation and their relative significance will vary from case to case.  Ultimately, the recognition of an other-than-temporary impairment requires judgment by management based on the underlying facts and circumstances.

The Company considers and evaluates a significant amount of information with respect to the valuation of its various investments, including its investment in Gray Television, Inc. (“Gray”) and the Company’s conclusion that the unrealized loss on this investment is not other than temporary.  This includes, but is not limited to, historical and projected business and financial results of the investee, and quantitative and qualitative business and financial forecasts for the investee and its prospects developed by management.
Since the Company’s original investment in Gray in 1993, at which time Gray owned three (3) television stations, and up until 2006, Gray focused on expanding its operations through the completion of a significant number of television station acquisitions.  Between 1995 and 2006, Gray acquired thirty three (33) television stations.  As a direct result of Gray’s numerous acquisitions, Gray’s debt levels increased substantially during this period.  When the global economic slowdown began in 2008, Gray was heavily leveraged and had not yet fully integrated its acquired operations or otherwise been able to benefit from synergies expected to be achieved in connection with such acquisitions.  At December 31, 2010, Gray owned thirty six (36) television stations serving 30 television markets.  Of the 30 markets served, Gray operated the #1 or #2 ranked station in 29 of those markets.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
January 17, 2012

The global economic slowdown changed the focus of Gray’s management from growth through acquisitions to integration in order to capitalize on potential operational efficiencies from integrating the acquired businesses, and managing the Company to focus on organic operational improvements, all with a goal of reducing its significant debt and improving its cash flows.

Since 2006, Gray has made no acquisitions.  Through its apparent focus on integrating and conforming its historical acquisitions and capitalizing on related synergies, as well as implementing organic operational improvements during a period when stock market valuations of Gray and its industry competitors continued to decline in light of broad-based economic dislocations,  Gray’s management has been able to achieve significant results.  For example, it has reduced Gray’s long term debt, including current portion, and outstanding preferred stock, by a net aggregate of $61.1 million from December 31, 2007 to December 31, 2010.  Similarly, Gray’s net income improved by $225.2 million from the year ended December 31, 2008 to the year ended December 31, 2010.  Furthermore, Gray’s management was able to improve its operating income during this same period by $365.9 million (after accounting for the impact of a $338.7 million non-cash impairment charge in 2008).

In making its valuation determination for the 2010 Form 10-K, the Company also considered the previously disclosed management contract entered into by Gray to provide certain consulting services to Young Broadcasting, Inc., a debtor in possession under Chapter 11 of Title 11 of the United States Bankruptcy Code.  The Company believes that the bankruptcy court’s approval of Gray as the provider of such services is further market-based evidence of the core competency of Gray’s management in the television industry and that, based on Gray’s management having proven that it is capable of appropriately managing the organization through the various issues associated with its growth, industry and general economic challenges over the past 17 years, Gray is well positioned for future growth.

The Company considered that Gray was able to achieve the foregoing during a period of unprecedented economic challenges, and in the highly competitive television industry, which was particularly negatively impacted by the reduction in overall advertising spending during this period.  As a result, the stock prices of all industry participants dropped significantly during this period.  However, the Company believes that Gray’s strategic, middle-market focus, when combined with the expected benefits from recent operational improvements and the synergies it expects can be obtained upon conforming prior acquisitions, positions it well to benefit from expected increases in revenues as and when the general economic climate continues to improve which the Company believes should allow Gray to achieve market valuation increases.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
January 17, 2012

Furthermore, Gray’s revenues and results of operations are significantly influenced by political campaign advertising which, as a percentage of Gray’s total revenues, were 12.9%, 14.8% and 16.6% in the years ended December 31, 2006, 2008 and 2010, respectively, the “on years” of the two year election cycle.  At the timing of filing of the 2010 Form 10-K, the Company was closely monitoring and evaluating potential developments in the Supreme Court’s then-consideration of the removal of limits on advocacy group political donations.  In connection with the Supreme Court’s subsequent decision, and consistent with the Company’s expectations at the time of filing of the 2010 Form 10-K, we believe Gray’s political advertising revenues will grow significantly in future years, especially in “on years” in the political advertising cycle.  Such revenues have only minor incremental costs to Gray and, as a result, are expected to contribute significantly to the operating and net income and cash flows of Gray in future periods.

Based on the Company’s historical holding period to-date of this investment, the timing, impact and expected impact of the significant transactions undertaken by Gray prior to and leading up to the global economic slowdown, the synergies from such acquisitions that the Company believes Gray will be able to more fully capitalize upon an expected improvement in industry conditions, recently achieved and the expected impact of further operational improvements, the significant experience of, and results achieved by, Gray’s management in the current macroeconomic environment and the Company’s expectations of further benefits achievable from the operational focus of Gray’s management during this challenging economic period, we believe that in this particular instance, a one, two or even three year period is not necessarily an indicative or appropriate period of time on which to make a determination with respect to an “other than temporary impairment” or necessarily indicative of true value.  While we remain cognizant of the financial condition and near-term and longer term prospects of Gray that we expect will favorably influence its earnings potential, in making an assessment of “other than temporary impairment,” we are also cognizant of the challenges Gray faces in light of its publicly disclosed and not insignificant debt service requirements and debt maturity profile.

Based on the Company’s assessment, as described above, we believe our determination with respect to the not other than temporary nature of the impairment of the value of our investment in Gray is consistent with the criteria contained in SEC Topic 5M and in accordance with accounting principles generally accepted in the United States.  We intend to continue to closely monitor and evaluate this and all other of our investments in equity securities in future periods in accordance with the provisions of SEC Topic 5M and based on the information available to assess whether and the extent to which impairment losses should be recorded.

* * * * *

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
January 17, 2012

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 266-5501 in connection with any questions or comments relating to this response letter or other filings by the Company.  Thank you for your attention to this matter.

Sincerely,

/s/ John G. Sample, Jr.

John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

cc:           Hilton H. Howell, Jr., CEO, Atlantic American Corporation
Audit Committee, Atlantic American Corporation
BDO USA, LLP